UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30857 / January 14, 2014

_____

In the Matter of   :
                                                                          :
Forethought Variable Insurance Trust   :
Forethought Investment Advisors, LLC   :
300 North Meridian Street   :
Suite 1800   :
Indianapolis, IN 46204   :
                                                                          :
Northern Lights Distributors, LLC   :
17605 Wright Street   :
Omaha, Nebraska 68130   :
                                                                          :
                                                                          :
(812-14198)   :

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT, AND UNDER
SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER
THE ACT

Forethought Variable Insurance Trust, Forethought Investment Advisors, LLC, and
Northern Lights Distributors, LLC filed an application on August 8, 2013, and an
amendment to the application on November 20, 2013, requesting an order under section
12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act
granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of
the Act for an exemption from rule 12d1-2(a) under the Act. The order would (a) permit
certain series of registered open-end management investment companies to acquire shares
of other registered open-end management investment companies and unit investment trusts
that are within or outside the same "group of investment companies," as defined in section
12(d)(1)(G)(ii) of the Act, as the acquiring investment companies, and (b) permit certain
series of registered open-end management investment companies relying on rule 12d1-2
under the Act to invest in certain financial instruments.

On December 19, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30840). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Forethought Variable Insurance Trust, Forethought Investment Advisors, LLC, and Northern Lights Distributors, LLC (File No. 812-14198) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary